Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: September 11, 2025

On September 11th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube & Standard Podcast RSS Feeds.

Please reference transcript below for both video and audio podcast.

TRANSCRIPT: Max Vol Podcast Episode #3

Platform: YouTube, Standard Podcast RSS Feeds

Featuring: Anthony Pompliano & Jeff Park

[Pomp]: What's going on, guys? Today, got a great episode with Jeff Park. Jeff is the chief investment officer of ProCap BTC, and in this conversation, we go through what's going on with Bitcoin. Why is Bitcoin lagging gold?

[Pomp]: Should interest rates and other things push Bitcoin up higher? How are we thinking about the bull market? Is there gonna be a bear market? How deep will it be? How long will it last? All those questions and much more. We also talk about Gemini and Figure, both the IPOs that have happened and are coming up.

[Pomp]: And then we talk about retail investors, what's going on with Open Door and how retail investors are reinvigorating financial markets and how things are changing so quickly, what companies should be thinking about along with these retail investors.

[Pomp]: That and much more today in my latest conversation with Jeff Park. Alright, Jeff. I thought the first place to start, micro strategy or strategy now everyone thought was gonna be included in the S and P 500 be a watershed moment for, the Bitcoin space.

[Pomp]: Didn't happen. I think a lot of people felt left out. They feel like they're being targeted, biased against. I saw my girl, Sailor. He was on CNBC. They asked him about it. He said, look. It's not biased. It's just this is new.

[Pomp]: This is gonna take some time to educate the, the committee. What is your take?

[Jeff Park]: Yeah. Indices are a funny thing on 1 hand because they're called index, and you imagine there's rules based passive businesses around it that is methodical, calculated, predictable. But, actually, not all indices are the same.

[Jeff Park]: And if you spend enough time living in that world, then you get to observe some of the subjectivities that can exist in the lens of how these committees operate. Last year, in the fall, I made the call that micro strategy would be included in the Nasdaq index, but that it would not be guaranteed for the S and P index.

[Jeff Park]: And a lot people had questions about it. And what you have to understand is that the ethos of how these index companies operate at some level have to do with, I think, their bigger businesses of what they're trying to promote in the space.

[Jeff Park]: We know Nasdaq at the core is an exchange. That means they really like volume. They like trading, and they like volatility. And all the things that you could imagine why they might be a little bit earlier to embrace crypto versus, let's say, the S and P, which is at the core a ratings agency that has a conservative mindset as to what they wanna represent for the broader economy of The United States as part of what they offer as an index service.

[Jeff Park]: So this is important. Nasdaq, the 1 thing that was challenging for inclusion in itself was they specifically, prohibit financial services company in their index.

[Jeff Park]: This is explicitly laid out. So the only doubt I had in my mind with Nasdaq at the time was, could MicroStrategy be perceived as a financial services company because of the way that Bitcoin financialization in itself can feel like, at some level, an asset management business?

[Jeff Park]: But, of course, we know MicroStrategy is in technology sector because they have a SaaS business. So this was the 1 thing that was a little bit unclear philosophically even though the GICS code would say MicroStrategy technology company.

[Jeff Park]: Nasdaq follows the rules. It is a tech company, gets in. Boom. The the the the the thing with the SMP is if you've studied it long enough, what you realize is that the committee is made up of a group of people.

[Jeff Park]: They are economists. They are practitioners of the ratings agency business, and they're private. The committee members are not shared until much into retirement.

[Jeff Park]: And if you dig enough, you'll find some snippets of past committee members who share their experience of what it was like to be on the committee. And when you read through those transcripts, what you realize is that the most important thing that the S and P wants to do is to create a broad based index that at the core represents The US economy.

[Jeff Park]: This is their north star. This is what they wanna show that when you buy the index, you are getting a piece of The US economy. And so at a philosophical level, the question is, is is The US ready to have Bitcoin as an operating business as part of a representation of the broader economy at the core?

[Jeff Park]: I think that's the most important part. The second thing is they do exercise a lot of discretion beyond their rules around qualification. Tesla is, I think, mostly known for having had delays in their inclusion despite the numerical qualifications that they would have exhibited.

[Jeff Park]: But another example I would give you is Moderna. Moderna met all the volume metrics, the profit metrics, and still was denied entry for some time because the lumpiness of that revenue coming from COVID 20 20 was hard to model in its ability to be long lasting.

[Jeff Park]: And because of that reason, Moderna was not included even though it had also met its revenue target. So now we're talking about a pharmaceutical company that should represent the economy, generate a revenue to hit the targets, and the committee still did not include it because of the lumpiness of what they thought might not be sustainable.

[Jeff Park]: Of course, now we live with COVID. It has proven to have some perpetual, tails to it, and now it is in the index. But it just shows you that the S and P index in itself is a conservative measure for which discretion weighs fairly heavily.

[Jeff Park]: So I think that those who would have been aware of it would have hedged the idea that it would not be included. And what I thought was really interesting was you can see pricing on this now with precious markets.

[Jeff Park]: You could actually go on Polymarket and Kalshi and see what people were pricing in with MicroStrategy's chance for inclusion versus others like Robinhood and Applovin. And I thought the idea that people can actually start monetizing some of those as event driven opportunities without having to take long short risk of the underlying stock was a really interesting development of financialization for the predictive power of the of the of the population that can actually find other alternative incomes for the beliefs that they might be able to find alpha in.

[Pomp]: Was the prediction market right in terms of who got in and who didn't on the probability?

[Jeff Park]: Yeah. I believe Robinhood was the front runner. I think most folks would have thought Robinhood would be a a shoe in. What you saw was MicroStrategy kinda hovered around 15% or so.

[Jeff Park]: And, technically, that market hasn't, closed because it's to the end of the year. There's 1 more chance that Strategy could actually have an inclusion event in December. So that market is still alive, but it but it's still relatively low.

[Jeff Park]: But

[Pomp]: to your point, I think that the prediction market this is a perfect example of where the prediction markets seem to be able to create significant change. Right? Okay. I could go buy historically the stock of a company that I thought was gonna get included.

[Pomp]: And if they get included, the stock should go up. If they don't get included, the stock should go down. Pretty simple analysis. Now the risk that I'm taking is anything else could happen with the company.

[Pomp]: They could announce a partnership. Their CEO could say something. You know, a macro event could have like, I'm not able to isolate. I want to bet on, are they gonna be included or are they not? I have to take broad risk of a business that should have this 1 event impact its price up or down.

[Pomp]: With the prediction market, now you just isolate it. It's just, hey. Do you want to bet on, are they gonna be included or not? Yes. That's the thing I wanna bet on. I don't wanna actually bet on the stock price. The stock price was like a proxy for this thing I wanna bet on.

[Pomp]: Right. And so the prediction market introduces an isolated, very clean exposure to an idea. And, you know, you you're probably more familiar with financial markets than I am.

[Pomp]: There gonna be a lot of people attracted to the idea that I can kind of very cleanly express an idea without the risks that anything else could impact the trade.

[Jeff Park]: That's right. That's right. It is precise, and it's surgical in the kinds of event risks that you can take. And I think because of that, the information markets is very wide, and there's different volatilities and betas you can associate with those markets as potentially being hedges or risk acceleration for the underlying stocks that you're investing in.

[Jeff Park]: I think there's gonna be huge markets for other things that companies report for which people, as analysts, are keeping track of, and they hope it would reflect upon the earnings power that leads to a stock price movement.

[Jeff Park]: But there's a lot of different basis risks that we're making in that assumption. And if you are a really smart, acute research analyst and you are out there kind of trying to get the revenue target as close as possible, what a beautiful thing that you can actually bet on that target now and not actually play the proxy basis game of the underlying stock following through.

[Jeff Park]: The other thing too with crypto is I think people can get myopic in our industry about wanting to feel that they know all they need to bottoms up inside out to think that these are the events that will happen.

[Jeff Park]: But what you sometimes forget, myself included at times, is the there's a whole world out there with other exogenous things at play. So when I saw folks honing in on strategy inclusion being a shoe in, their theory evolved a lot around what strategy was doing.

[Jeff Park]: You know? Mhmm. Strategy is releasing these kinds of guidances. They're putting these kinds of disclaimers. All of these things make it feel like they're preparing for something. But at the end of the day, it's not so important what strategy does.

[Jeff Park]: It's more important what the index committee does and what the other players around the strategy might have some probabilistic opportunities to be in. So in in in that example, I think if you put Robinhood next to strategy and try to be as neutral about whether you're passionate about Bitcoin or not, you can see the full picture of what the competition in itself is.

[Jeff Park]: And I think that's important. So, you know, this is lesson for crypto investors to know that there's a whole world out there of other things at play, and it's not enough to be bottoms up, but also top down in the way that you assess these opportunities.

[Pomp]: I like that. It's like somebody who wants to go to the club. They, you know, they they take a shower, put on their nice clothes, little cologne. Right? They they go, walk up to the door. It don't matter all the prep you did to get into the club.

[Pomp]: Either they're let you in or they're not. Right? It's actually the the bouncer at the door's decision is the 1 who you gotta pay attention to. What are he gonna decide? Not all the prep work that you did Yeah. Which makes sense. Bitcoin and gold seem to be a ever increasingly popular topic.

[Pomp]: We see gold hitting new all time highs. Bitcoin is not hitting new all time highs, although it has done very well over the last year and a half or so. Central banks are buying lots of gold, and I think that you're starting to see this narrative of gold being an asset that not only can go up, which we've seen, you know, 70% appreciation since January 2024, But, also, Cantor Fitzgerald, as an example, just launched a brand new Bitcoin and gold fund.

[Pomp]: Yes. And their whole thing is Bitcoin can be the upside. Gold can be some downside protection in that type of blended fund. How are you looking at these 2 assets and their relationship with each other?

[Jeff Park]: Yeah. I think that fund, that can do release, by the way, is incredibly interesting, and that is a structured product using exotic options. Because as I understand it, the payoff is you get Bitcoin performance over 5 year, but if Bitcoin is down, you actually participate in gold's performance in that period into the upside capture.

[Jeff Park]: And so that's a knock in option depending on a hybrid trigger of another asset, which which in itself is fairly complicated. But the thing that makes that pricing rich or cheap depends on the correlation of gold and Bitcoin.

[Jeff Park]: Right? Because if you think about a hybrid option, let's say an asset a that triggers upon the price performance of asset b, what you're trying to isolate there is the correlation of their movements.

[Jeff Park]: Mhmm. So the more correlated they are, the more like a basket. Therefore, they're more expensive as an option to own the hybrid connection. If they're negative correlated, actually, it's a much cheaper option in some sense.

[Jeff Park]: And so playing that correlation game is the name of how these structured products find alpha. And gold and Bitcoin, they just it has a very interesting correlation history because on 1 hand, you imagine it's positive over 9120 day rolling window, but it's not always true.

[Jeff Park]: It is it is episodically possible that gold and Bitcoin actually exhibit negative correlation, and it has been actually in the past 30 days. And that's because we all know Bitcoin at some level trades also like a risk asset, and that changes the dynamics with gold.

[Jeff Park]: So I I actually think pricing Bitcoin gold correlation is a really interesting trade because that lack of stability kind of gives you some pricing spread where if you fundamentally believe they should be more correlated, you can trade long term, like 5 years out

[Pomp]: and and make some opportunities. What what about the charts so that people have probably seen online where, you know, gold runs, a hundred days later, Bitcoin runs. I've shared them.

[Pomp]: I'm not, you know, Albert Einstein, but it looks like it did hold.

[Jeff Park]: Yeah.

[Pomp]: Yeah. Guess what? When gold ran in q 1 into q 2, Bitcoin ran about a hundred days later, right, like in July. Do you think that that just holds constantly, or, like, why does that relationship exist?

[Jeff Park]: Yeah. Yeah. Both gold and Bitcoin have shown to have the highest correlation to m 2 supply. Mhmm. And because of that, that tends to be the factor in which how people grade their performance.

[Jeff Park]: And I think it's not hidden to folks that those 2 are still today the highest performing assets year to date. So I think that's good. The question of Bitcoin specific underperformance to gold, in my opinion, has a lot to do more with the lack of volatility.

[Jeff Park]: Because because I think the aspect of why Bitcoin is favored upon gold at times is not just the store value narrative, which is important, but it's also the velocity in which the price moves that provides a lot of attention and excitement to the mainstream adoption of the asset in itself.

[Jeff Park]: And so some time ago, I I I tweeted that the the worst thing that could happen to Bitcoin this year would be if gold's volatility goes higher than Bitcoin's volatility.

[Jeff Park]: It feels a little unimaginable, but there were windows in which that happened because of the extreme moves that gold experienced day by day where gold's 10 day realized volatility actually superseded Bitcoin's.

[Jeff Park]: And I thought, wow. This is actually the worst thing that could happen because people still ultimately want return. The reason young people gravitate towards Bitcoin, really, at the end of the day, I think beyond the narrative of its ideology is its volatility.

[Jeff Park]: They like the idea of owning volatile assets. And if gold's actually gonna be more volatile hey. Gold has an ideology too that I think young people can also wrap their head around and appreciate if they felt that there was a buy in for it.

[Jeff Park]: And so the number 1 thing that matters is Bitcoin's volatility has to rise. And so I think right now, this is really the best setup for Bitcoin ever.

[Jeff Park]: I posted back in February my big 2025 macro thesis, which was if Trump is able to accomplish all of his macroeconomic agenda, the endgame would be achieving the holy grail of fiat alchemy, which is lower dollar and lower yield, which historically is not possible because of the Triffman dilemma.

[Jeff Park]: Many, many pundits said this isn't gonna happen, and Trump's not gonna get his way. And I said, never ever doubt never ever doubt the ability of a transparently profit made motivated person who's in power, who's going to accomplish these things.

[Jeff Park]: And lo and behold, the DXY has come down from 1 20 to now below 95. The 10 year, upon Trump's start in January was at 4.6. Now it's at 4.

[Jeff Park]: It's happened. And this is incredible acceleration for Bitcoin. And it is incredible acceleration of gold as well, which is why gold has done so well. Mhmm. So why is Bitcoin lagging?

[Jeff Park]: It's lagging because the vol is low. But here's the beautiful thing. This is how the Bitcoin coiled string happens. Because it's lagging gold to where I think we all expect it to go higher and, per our pursuit, the price should be closer to $1.70 k or so, it'll happen very fast.

[Jeff Park]: This is the kind of stuff that Bitcoin does. When there's such a gap in where it should be priced relative to other assets, it moves really quickly. And that then becomes a self fulfilling volatility machine that can actually fuel further acceleration into adoption because, really, people tend to buy Bitcoin on the way up.

[Jeff Park]: Mhmm. This is the thing that you and I know reflexive nature. And exactly. It's so reflexive. It is not worth the risk of holding on to it if you're constantly worried about downside and it's not performing.

[Jeff Park]: But when it goes up and Bitcoin has high correlation to itself, which is which is in itself the reflexive wheel of autocorrelation, people jump in. So I think, really, this quarter coming for the end of the year is 1 of the best setup for Bitcoin we can ever have.

[Pomp]: Mhmm. What do you think Bitcoin's price could go to? Right? Like, you say, hey. It's mispriced right now. It can catch up. I talked to a lot of people. I hear 1 41 50.

[Pomp]: I hear 500. Right? And pretty much every number in between. Maybe the fact that we're laughing, 500 is maybe, you know, the the extreme. But what you know, and not so much like a price target as much as just like, like, how do you think through, okay, when the coiled spring starts moving, like, how severe is the move?

[Pomp]: Is it, you know, $10.20 k per coin? Is it a 100 k per coin?

[Jeff Park]: I think that it can move really fast. We could have series of days where it's moving 5 k a day, and and and and it will just feel kind of really exuberant, but it won't be so crazy that people don't think there's an opportunity to buy into it.

[Jeff Park]: Right? It's it's it's it's actually Bitcoin is truly an asset that you try to buy high and sell higher than try to buy low and sell high.

[Jeff Park]: Mhmm. The distinction here I'm making is that Bitcoin is generally really boring and generally goes down when people aren't focused on it. But when it goes up, the trend has a long lasting effect more so than people think.

[Jeff Park]: So in the first, second innings of the run up, it's never late. It it will keep going. So I think the price target most people have in mind is it should really be right now around $1.50 to $1.70 k just based upon what we're seeing in its relative underperformance to gold.

[Jeff Park]: And I think if you were to think there was going to be more, buying coming from a structural perspective with these treasury companies that have cash waiting to participate in the market for, that's that's a that's an inelastic price bid that could push it up to 200 k plus.

[Jeff Park]: I believe at Bitwise, our price target we had since the beginning of the year was that it could hit 200 k. And I do think even though it feels kind of far from where we are, it's very much in play that this could happen by the end of the year.

[Jeff Park]: And do you

[Pomp]: think that's like a blow off top type scenario? And then, like, the faster and higher it goes, the more likely the, like, big bad bear market drawdown happens, or do you not see a relationship between, like, speed and severity of

[Jeff Park]: the move up with what could be a a bear market, you know, afterwards? I think historically, the way Bitcoin has found new floors had to do with the cost basis of the new capital coming in every cycle.

[Jeff Park]: Mhmm. And so, historically, what we haven't had great data for is that there weren't many permanent capital vehicles or permanent capital investor types coming into the Bitcoin space. So every cycle, yes, you were getting new people in, but the new people tended to be, still retail or sometimes more fast moving kind of family offices.

[Jeff Park]: And it never really dawned upon endowments or sovereigns or ETFs. And I think the unique aspect here of the run up is if that comes from permanent capital basis and ETFs where people are buying crypto for the very first time, they're generally not sellers because a 1 to 2, 1 to 5% allocation you're making into a fund will neither make or break you.

[Jeff Park]: And so you're not really incentivized for a profit, taking until there is actually a more meaningful ROI on that. And that's why I think it's important to watch the ETF flows. Because if the Bitcoin price move happens with ETF flows, and these ETF flows are driven by RIAs and financial advisers that are making foray into Bitcoin for the first time into someone's portfolio, that is money good.

[Jeff Park]: Mhmm. That will stay. Even if there was a 40% drawdown, they're not really selling because it wasn't a position sized for them to feel hurt by it.

[Pomp]: Mhmm.

[Jeff Park]: And that's that's why Bitcoin, I think, is always going up in cycles because people don't sell, but then they buy on a lower cost average because they wanna build their position, and then they are able to participate on the upside.

[Pomp]: Mhmm.

[Jeff Park]: And so because this particular cycle is so much of new capital coming in, I think that it is quite unlikely we're gonna have the kinds of drawdowns historically that we've experienced.

[Pomp]: Yeah. It is it's really interesting, right, thinking through the the cycles. And I think my base case has been we will get drawdowns. They will be more muted. Mhmm. But to think that you've probably seen this chart of, like, you know, you get kind of the logarithmic, you know, it goes up, it comes back down, it goes up, it comes back down, and then ETFs get approved.

[Pomp]: And it's pretty much like a 45 degree angle, just like a grind up. Yep. Now within there, there's still 30% drawdowns. Right? I haven't been as many of them, but there still have been a couple. But it's like, you know, maybe we see a 50% drawdown.

[Pomp]: That's the next bear market. I I don't know. Right? Like, I I think it's as I've gotten older, I'm more comfortable just leaving the questions out there and just so I actually don't know what's gonna happen.

[Pomp]: It's gonna be fascinating. Yeah. And then once we get that data, then we'll be able to better understand, like, where is Bitcoin? How do the cycles work now? You You know? And it's kind of a missing data point in this entire analysis.

[Jeff Park]: It is. I mean, at this point, 10% plus of Bitcoin supply is owned by institutions. We have to acknowledge that as a fact that it's different from prior cycles. Mhmm. And really violent sell offs tend to happen upon capitulation or liquidation risks.

[Jeff Park]: And liquidation risks can happen from idiosyncratic events like an FTX, but it could also happen from credit. And as I see it, Bitcoin still hasn't really found leverage in in a way that I think shows more upside than it would be a cause for concern today.

[Jeff Park]: I think the next run up for Bitcoin will potentially have leverage embedded in a in a in a way that is compliant to traditional Wall Street infrastructure. And, that leverage cycle, we haven't ever really seen it, but I think could be, like, the next big leg up, and then it could be the contributor to actually a meaningful drawdown.

[Jeff Park]: But we're not there. There actually just isn't enough room to imagine why there would be a sell off for many of those points.

[Pomp]: Let's talk timeline. So this is another thing. Right? Is, if you were to put some monkeys in the lab and show them a bunch of old charts, and, they could just close their eyes, forget about price, and just say, like, I think top of the market's gonna be they would probably pick October or November.

[Pomp]: Right? October or November after the halving year Yep. Seems to be the top of the market. We've been talking a lot about, like, at what price level does timeline still hold?

[Pomp]: Like, do you think that later this year will be kind of the top of this cycle? And then we'll see kind of how deep or severe drawdown is, but is there something to the timeline to pay attention to?

[Jeff Park]: It's a good question. Yeah. Jeff Park thinks that's a good question. I I do think there are self fulfilling seasonalities in all markets, and it's not escaped all Bitcoin investors that generally q 4, q 1 are the strongest always.

[Jeff Park]: And it's proven, like, to be the case most of Bitcoin's history. And that in itself has some self fulfilling effects to it. At the same time, the historical things that used to matter like the halving or, you know, how much actual mining profitability there are, I think are becoming maybe less scrutinized as it used to be in the past as the driver of marginal price action.

[Jeff Park]: I think I think it was this week that the Bitcoin network hit 1 zeta hash, which is in itself, like, a pretty incredible output. But I haven't heard people talk about it because it's not really in their considerations anymore about that meaning anything about kind of difficulty for computing minor profitability.

[Jeff Park]: So I think some of the seasonality, more likely, if there were ones to come, would probably be just tied to macro risk on risk off assets and how people are paratrading Bitcoin with other global macro risk assets.

[Jeff Park]: Mhmm. Because that's kind of, I think, the pros and cons of the trade off of graduating Bitcoin into the adults in the room, which it's now a part of a broader portfolio. How does it play with other assets?

[Jeff Park]: Yeah. Yeah. And I always think about whether gold and Bitcoin are complementary or actually substitute goods, this is like an open question for me still because I meet a lot of investors who are really into Bitcoin, but they also like gold.

[Jeff Park]: But you don't see a lot of gold investors who like Bitcoin. It doesn't percolate the other way around the same way.

[Pomp]: It's true.

[Jeff Park]: But that has some impact for kind of the price and path dependency of, like, how the their price action might relate to each other. Right? So if gold goes up and Bitcoin's price action versus Bitcoin goes up and gold's price action depends a little bit on that sentiment there.

[Jeff Park]: So I I think that's the other thing that could change in in cycles where gold investors will accept Bitcoin more as as a complementary good and is now a part of the portfolio and not necessarily a a substitute trade off.

[Jeff Park]: Mhmm. And that could in itself be, like, a pretty meaningful inflection point for more adoption across these cycle curves.

[Pomp]: Let's talk about the IPOs coming out of the industry. So Gemini is about to go public. Figure just went public at, like, a 5 plus billion dollar evaluation. I invested earlier in that business, was on the board at some point.

[Pomp]: It's been fascinating because, like, they are a crypto company, but not a crypto company. Right? They're doing the HELOCs. Right. And, you know, things that, like, crypto people are like, why would we ever think about that stuff? Like, we just want coins that go up, you know, a 100 x.

[Pomp]: But, you know, then you get, the Geminis of the world that are pure play exchanges, and they have, you know, the credit cards and and all this. So, like, it does feel like companies that were built in prior cycles have now reached a maturity level and a scale and significance that when this IPO window opens, like, they're going through.

[Pomp]: How do you evaluate some of these these companies, maybe like the Figure and Gemini, etcetera?

[Jeff Park]: Yeah. I think that it is a testament to the fact that everyone is ready to have crypto in their portfolio, and they want more options. For the longest time, if you wanted crypto equities exposure, there was only a handful of things you could buy.

[Jeff Park]: Right? You could really buy miners or you could buy exchanges, and those were kinda like your predominant categories. Maybe you could buy asset management companies and some onshore, some offshore. But that was really it.

[Jeff Park]: You didn't have things like Figure, which actually is a plug in to fintech in ways that is more relatable to the broader economy. So I think all of those things are just coming from the demand of investors.

[Jeff Park]: You saw that clearly with Circle's price action in the way that the exuberance led to really interesting price action, the stablecoin complex overall. But Gemini in particular has a soft spot for me and 1 that I think is worth celebrating because if you recall, Gemini was 1 of the players involved in the very nasty bankruptcy of Genesis in the downfall post FTX.

[Jeff Park]: And the fact that we now are in a period where Gemini can actually come out and be a public company is really a moment to realize that era has ended.

[Jeff Park]: So they were able to solve the the the bankruptcy issues from Genesis. And and the Gemini Earn program, actually, they paid back all of their customers at 2 x what the initial loss was, thanks to Bitcoin's price appreciation.

[Jeff Park]: So this is a turning point. The other thing that is worth appreciating is part of the big IPO stick is that they're going to do more things with Nasdaq, and part and that's about tokenization, staking, and custodial services.

[Jeff Park]: So having a Nasdaq like partner in this scenario shows you that institutions are here in a meaningful way. And the third thing is they actually have opened up their IPO to more retail access than historically other companies have done.

[Jeff Park]: And I continue to believe that the mission of getting companies public earlier so retail can participate in the growing economy that is accelerating is really kind of important.

[Jeff Park]: Mhmm. So we should also cheer for the fact that we're now allowing that as a possibility. You know, whether your view on Gemini's, you know, financial health is 1 or another, the opportunity is there.

[Jeff Park]: Mhmm. Mhmm. I think it's worth celebrating.

[Pomp]: Speaking of retail investors, the Open Door, Open Army, which I think you're a part of.

[Jeff Park]: That's right.

[Pomp]: The I'll say it's probably the single most successful activism campaign in recent memory. Mhmm. Right? You have the existing CEO steps down because of public pressure.

[Pomp]: You have the management team, which had plan to sell stock. They basically stop selling their stock. You have a new CEO who comes in, the COO of Shopify, has now become the open door CEO, and you bring back Keith Raboy and Eric Wu, who are 2 of the cofounders of the company, to join the board of directors.

[Pomp]: That'll happen in 60 days. Mhmm. Stock went from 50¢ to $9. Right? In a weird way, a traditional activist campaign, they would be, you know, like pamphleting.

[Pomp]: They would be, you know, let me get the shareholder records. Let me go do the proxy battle. Like, there's like, there's a a whole thing that they would do that's like the normal playbook. Yeah. Here, just a bunch of retail investors, like, frankly, like, Eric Jackson and company with memes just, like, kept beating the Open Door, you know, team over the head until they made changes.

[Pomp]: And I think what's fascinating to me is, like, the stock price shows that people are more excited today than they were 60 days ago. Mhmm. Right? So it's like, not only did you get the com corporate changes, you also got, like, a investor confidence or sentiment change.

[Pomp]: Mhmm. How do you think about this stuff playing into some of the things you're talking about, you know, like retail investors with companies going public and and the crypto industry?

[Jeff Park]: Yeah. Yeah. Yeah. I mean, as crypto says, you can just do things. And we live in a world now where you can just do things, and and that is really democratizing in certain ways for what financial access is gonna look like.

[Jeff Park]: Activism in the past, I think, used to have a more negative tone as to what it generally would be led by players like Elliott, for example, or or even, you know, Bill Ackman's different campaigns that he's run more with an institutional lens to enacting change.

[Jeff Park]: Rarely is activism used to kind of bring something that's dead to life, like, in that in that fashion. So I think that's that's kind of worth noting.

[Jeff Park]: Look. I think we can't ignore retail investors. I think retail investors hold a lot of sway, and some of this is because there's a growing trend of disintermediation of financial advisory in itself where people feel emboldened and, empowered to manage their own personal wealth without needing guidance, want without wanting, guardrails that are being imposed when they think they know better, and they wanna invest the way they like.

[Jeff Park]: And, because of that mindset of kinda do it yourself, the the pool of capital that is moving in the space is just just less predictable. And by the way, these retail investors, when we talk about it, we make it sound like they're shrimp sized investors, but it's just not true.

[Jeff Park]: The the the high net worths that are out there that are able to invest on a retail level is giant. They're they're big checks. And I think that's another thing that's just changed in the industry over the past 10 years in the ways that disintermediation has come for financial advisory services.

[Pomp]: You know what's funny to me is there's a I think it's a guy. He I don't know. It looks like a guy, child photo, who has a student on his account. I think it's Minddump is is the name.

[Pomp]: And, in the bio, he talks about, he's on the Forbes list. Like, maybe, maybe not. Usually, would be like, oh, yeah. Whatever. Except for his position in Open Door, it's like 13 or $14,000,000.

[Pomp]: And he says his goal is to become the single largest shareholder. He's gonna get to a $100,000,000. Mhmm. Right? And just the things he talks about, like, he's sophisticated. Like, you can just tell. Right?

[Pomp]: You compare that to these hedge funds who are filing their like 13 f's and stuff, and some of them only have, you know, $10,000,000 positions. Yeah. So like, again, now they're managing an entire portfolio.

[Pomp]: This may be like a, you know, point 1% position or, you know, 1% whatever. But you do have now individuals who are kind of these like, Mark used to go 1 time told me, Insta individuals, I think, or something like that.

[Pomp]: Like like, they're like individuals that are big enough to act like they're, institutions. Yep. And that changes the game a little bit. Right? It's it's not just like, what do they do on social media?

[Pomp]: To your point, it's like, do they have real capital?

[Jeff Park]: Yeah. Yeah. Yeah.

[Pomp]: Right? And, like, you don't get I I don't know what the latest number is. I mean, today's gonna be a monster day, obviously, for that for that stock. I don't know. A billion dollars, $2,000,000,000 of trading volume? Yeah.

[Pomp]: Like, that's not all retail. Yeah. But that's a lot of retail in there.

[Jeff Park]: Yep. Yep. Yep. And what's beautiful about it is that all the communication is happening literally in open forums. It's truly an open door. No pun intended. Like, people are talking about it out loud with all of us knowing whether we like the trade, we don't like the trade, whether you agree or disagree, whether they're real or not.

[Jeff Park]: Right? Are they opportunists? Are they really coming in for the long term vision of what AI driven real estate tech could look like? And it's it's an open forum. By the way, there's also a little bit of a science to this too, which is that retail is understanding what is in their advantage to invest versus institutions.

[Jeff Park]: Right? They know that they are not the biggest cohort of checks per account basis, right, on on on a numerator, denominator basis.

[Jeff Park]: But what they do know they can do better is they can mobilize more people to build a bigger numerator than institutions really can.

[Pomp]: Mhmm.

[Jeff Park]: And so that is actually a retail edge. So we can't discount that. And then the second thing is when you start with a small market cap company that has, like, a 25% short interest, like, there are technical reasons as to how that in itself sets up for momentum and buy in and and and culture building towards there being enough kind of I don't wanna call it free money, but dynamics to bring people on board.

[Jeff Park]: It's like it's like bootstrapping a campaign

[Pomp]: Mhmm.

[Jeff Park]: Knowing that there is kind of built in, accelerant for you if you're able to harness that the right way, which which is almost like most of the stories of how these, retail trades take off.

[Pomp]: You know the part that people don't, talk about too that, is kind of 1 of those, like, uncomfortable truths that people who have been really in it know. There's an entertainment factor to it

[Jeff Park]: too. Mhmm.

[Pomp]: Like, you know, on a lot of group chats, my brother's in a lot of group chats, and they'll screenshot stuff that, like, people I don't know, right, but are, like, are are younger, will say.

[Pomp]: And and you see it, and you're just like, oh, there's, no sports games on on, like, you know, Tuesday at noon. These guys are watching the stock market and they're participating and, you know, like, it's it's the same thing that sports would be, you know, on the weekends Yep.

[Pomp]: Is during the

[Jeff Park]: week. Yep. And, again, I'm

[Pomp]: not here to pass judgment whether that's good or bad. Frankly, I think it's, like, probably both. Like, you know, there's elements of both. But that's where it becomes really interesting. Right? Like, when you start to combine capital, social media distribution, entertainment value, you know, all this stuff, yeah, markets are changing.

[Pomp]: Yeah. Like like, aggressively. And, you know, I I think I've said before, but I've had a couple CEOs reach out to me that run public companies. I'm like, not small ones, know, like multibillion dollar public companies. And they're like, so I got a good business, but I don't have that.

[Pomp]: Mhmm. How do I get that? Mhmm. Like, that's interesting to me. How do I engage those people? And frankly, some of them are, like, a little nervous. They're like, you know, the, there's 2 sides of the sword.

[Pomp]: Like, you know, if they're if they're on my side fighting for me, like, I love them. But like, I saw what they did to the CEO of Open Door. Like, she didn't have a job right now. I don't want that. Right? Because, like, that's the part I don't want.

[Pomp]: So in a weird way, I think this is, the conversation that's going on inside these corporate boardrooms. It's like, hey. We we want to engage retail. We wanna do it the right way. We want them on our side.

[Pomp]: How do we do and there's just not a playbook, really.

[Jeff Park]: Mhmm. Yeah. No. There really isn't. But but it is the new strategy of capital formation that I think has taken hold. It's it really is because people are looking for just different outcomes versus what they have, I think, now just seen as an over commodification of investable opportunities.

[Jeff Park]: When you see the outperformance of passive versus active in general, the pushback there is that we're going to create active alpha differently. Mhmm. And and the active alpha that is most easy to create is those that are rooted kind of, you know, in small cap opportunities with an ideological community that can push push the narrative.

[Pomp]: Mhmm.

[Jeff Park]: So I think more companies are going to have to be mindful of that importance because we live in a world where the information capital and the financial capital are starting to just become more commingled.

[Jeff Park]: Think about how many corporate accounts exist now on Twitter that historically wouldn't and why that itself is, like, actually become a bit of an important role.

[Pomp]: Yeah. Yeah.

[Jeff Park]: Yeah. Coinbase just hired someone to lead their Coinbase Twitter account. And, I mean, the amount of goodwill Coinbase built upon having this guy who the industry has loved to now represent Coinbase and that match was made has has been has been euphoric.

[Jeff Park]: But it's but it's but it's 1 where you have to have, like, a real understanding of the cultural nuance of investors, your customers, and your operating teams.

[Jeff Park]: And in a way, that shows some authenticity behind the corporate mission. I think that's what it is. I think retail investors, more than institutions and anyone else, really just care about authenticity.

[Jeff Park]: Yeah. Institutions, they want to, but really, they're driven by other fiduciary needs. But retail investors, to your point, because they're having fun with it, you're only gonna wanna have fun with authentic people doing authentic things.

[Jeff Park]: Yeah. That's the entire point of why you're in the arena.

[Pomp]: So They they they it's like cheering for your sports team. Like, you wanna know that they wanna win. Yep. Right? Like, nobody wants to cheer for the team that is phoning it in. It's like, we're gonna get the first draft pick next year. Like, they wanna be with the team who's like, no.

[Pomp]: We're fighting for you. And, like, by the way, like, we see

[Jeff Park]: you. Yeah. Yeah. Yeah.

[Pomp]: Yeah. Sports teams. If you acknowledge the fans, fans are, like, bigger fans.

[Jeff Park]: 100%. Alright.

[Pomp]: Where can we send people to find you or, or find more you're writing? I know some of you were tweeting at you to write more.

[Jeff Park]: Oh, man. Yeah. I feel like I've hired all come in thanks to you, and it's been exhilarating. Yeah. It was funny. I was actually at a dinner last night with a bunch of crypto people, and, and someone who I deeply admire told me that I should actually write more, and that he I should send out the transcript to all of us here for the for the review before, which is really just so humbling.

[Jeff Park]: I continue to write my Substack. The link is in my Twitter. My handle is. You can usually find me there.

[Pomp]: Alright. Perfect. Thank you very much. We'll do it again next

[Jeff Park]: week. Let's do it.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com